                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING

                                                        SEC File Number: 0-51313
                                                         CUSIP Number: 22528B102

                 [ ] Form 10-K   [ ] Form 20-F    [ ] Form 11-K
                 [X] Form 10-Q   [ ] Form  N-SAR  [ ] Form N-CSR

                       For the Period Ended: June 30, 2006

     [ ]  Transition Report on Form 10-K
     [ ]  Transition Report on Form 20-F
     [ ]  Transition Report on Form 11-K
     [ ]  Transition Report on Form 10-Q
     [ ]  Transition Report on Form N-SAR
     For the Transition Period Ended:

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

CREATIVE ENTERPRISES INTERNATIONAL INC.
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Full Name of Registrant

461 Park Avenue South, Suite 303
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Address of Principal Executive Offices (street and
number)

New York, New York 10016
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City, State and Zip Code

PART II -- RULES 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X]  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]  (b) The subject annual report, semi-annual report, transition report on
     Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statements or other exhibit required by Rule 12b-25(c)
     has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,
N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Creative Enterprises International, Inc. (the "Registrant") files this report for a 5-day extension for filing its Quarterly Report on Form 10-QSB for the period ended June 30, 2006 ("Form 10-QSB"). The Registrant will not be in position to file its Form 10-QSB by the prescribed filing date without unreasonable effort or expense due to the delay experienced by the Registrant in completing its financial statements for the period ended June 30, 2006. This has resulted in a delay by the Registrant in obtaining the review of such financial statements by its independent registered public accounting firm. Therefore,
Registrant's management is unable to finalize the financial statements and prepare its discussion and analysis in sufficient time to file the Form 10-QSB by the prescribed filing date. The Registrant anticipates that it will file its
Form 10-QSB no later than fifth calendar day following the prescribed filing date.

PART IV -- OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification

     Kenneth  Brice              (212)       868-5262
     --------------------------- ----------  ----------------------------
     Name                        Area Code   Telephone Number

          (2) Have all other periodic reports required under Section 13 or 15
     (d) of the Securities and Exchange Act of 1934 or Section 30 of the
     Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                    SIGNATURE

                    CREATIVE ENTERPRISES INTERNATIONAL, INC.
                    ----------------------------------------
                  (Name of Registrant as specified in charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2006               By: /s/ Kenneth Brice
                                        ----------------------------------------
                                        Kenneth  Brice
                                        Chief Financial Officer and Principal
                                        Accounting Officer